EXHIBIT 11.3

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in Amendment #2 of this Offering Statement of The 4Less Group, Inc. (the “Company”) on Form 1-A of our report dated May 5, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the consolidated financial statements of The 4Less Group, Inc. and Subsidiaries as of January 31, 2020 and for the year then ended, which report appears in the Offering Circular, which is part of this Offering Statement.

/s/ L J Soldinger Associates, LLC

L J Soldinger Associates, LLC

Deer Park, Illinois

November 16, 2020